Subject to Completion, dated [●], 2015

PROSPECTUS



Green Plains
P A R T N E R S   L P

<u>10,000,000</u> Common Units
Representing Limited Partner Interests

This is an initial public offering of common units representing limited partner interests of Green Plains Partners LP. We are offering <u>10,000,000</u> common units in this offering. We expect that the initial public offering price will be between $<u>19.00</u> and $<u>21.00</u> per common unit. We were recently formed by Green Plains Inc., or our parent, and no public market currently exists for our common units. We have applied to list our common units on the NASDAQ Global Market under the symbol "GPP." We are an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of risks of investing in our common units in "Risk Factors" beginning on page 23.

These risks include the following:

- We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

- Our pro forma financial data are not necessarily representative of the results of what we would have achieved and may not be a reliable indicator of our future results.

- The assumptions underlying the forecast of distributable cash flow that we include in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

- The services we provide under commercial agreements with Green Plains Trade Group LLC, or Green Plains Trade, a subsidiary of our parent, will initially account for a substantial portion of our revenues. Therefore, we will be subject to the business risks of Green Plains Trade and, as a result of its direct ownership by our parent, to the business risks of our parent. If Green Plains Trade is unable to satisfy its obligations under the commercial agreements with us for any reason, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

- Green Plains Trade may suspend, reduce or terminate its obligations under the commercial agreements with us in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

- Our parent will own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our parent and Green Plains Trade, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

- Our partnership agreement restricts the remedies available to holders of our common units and our subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

- Our unitholders have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units will trade.

- Immediately effective upon the closing of this offering, unitholders will experience substantial dilution of $<u>18.62</u> in tangible net book value per common unit.

- Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

- Even if our unitholders do not receive any cash distributions from us, our unitholders will be required to pay taxes on their share of our taxable income.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Green Plains Partners LP, before expenses	$	$

(1) Excludes an aggregate structuring fee equal to 0.500% of the gross proceeds of this offering payable to Barclays Capital Inc. and XMS Capital Partners, LLC. Please read "Underwriting."

The underwriters may also purchase up to an additional <u>1,500,000</u> common units from us at the initial public offering price, less the underwriting discounts and commissions and a structuring fee payable by us, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about   , 2015.

Barclays   BofA Merrill Lynch

Prospectus dated   , 2015

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before purchasing our common units. You should carefully read the entire prospectus, including "Risk Factors" and the historical and unaudited pro forma financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (1) an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 23 for more information about important factors that you should consider before purchasing our common units.

Unless the context otherwise requires, references in this prospectus to "our partnership," "we," "our," "us" or like terms, when used in a historical context, refer to BlendStar LLC and its subsidiaries, our predecessor for accounting purposes, also referred to as "our Predecessor," and when used in the present tense or prospectively, refer to Green Plains Partners LP and its subsidiaries. References to (i) "our general partner" and "Green Plains Holdings" refer to Green Plains Holdings LLC; (ii) "our parent" and "Green Plains" refer to Green Plains Inc. or, as the context may require, Green Plains Inc. and its subsidiaries, other than us, our subsidiaries and our general partner; and (iii) "Green Plains Trade" refers to Green Plains Trade Group LLC, a wholly-owned subsidiary of our parent.

Green Plains Partners LP

Overview

We are a fee-based Delaware limited partnership recently formed by our parent, Green Plains Inc., to provide ethanol and fuel storage, terminal and transportation services by owning, operating, developing and acquiring ethanol and fuel storage tanks, terminals, transportation assets and other related assets and businesses. We expect to be our parent's primary downstream logistics service provider in support of its approximately 1.2 billion gallons per year, or bgy, ethanol marketing and distribution business because our assets are the principal method of storing and delivering the ethanol our parent produces for its customers. Our parent believes that this vertical integration will enable it to better capture the economic value of these operations within the ethanol value chain and continue to develop downstream logistics assets while pursuing growth opportunities. The ethanol that our parent produces is fuel grade, principally from the starch extracted from corn, and is primarily used in the blending of gasoline. Ethanol currently comprises approximately 10% of the U.S. gasoline market and is an economical source of octane and oxygenate for blending into the fuel supply. We generate a substantial portion of our revenues under fee-based commercial agreements with Green Plains Trade for receiving, storing, transferring and transporting ethanol and other fuels. We do not take ownership of, or receive any payments based on the value of, the ethanol or other fuels we handle; as a result, we will not have any direct exposure to fluctuations in commodity prices.

Our initial assets include:

- *Ethanol Storage Facilities*. We own 27 ethanol storage facilities located at or near our parent's twelve ethanol production plants located in Indiana, Iowa, Michigan, Minnesota, Nebraska and Tennessee and which have a current combined ethanol production capacity of approximately 1.0 bgy. Our ethanol storage assets currently have a combined storage capacity of approximately 26.6 million gallons, or mmg, and have the ability to efficiently and effectively store and load railcars and tanker trucks with all of the ethanol produced at our parent's ethanol production plants. For the years ended December 31, 2014 and 2013, our ethanol storage assets had annual throughput of approximately 966.2 million gallons per year, or mmgy, and 729.2 mmgy, respectively, which represents 95.6% and 94.0%, respectively, of the combined daily average production capacity of our parent's ethanol production plants. For the three

1

Our parent is a Fortune 1000, vertically-integrated producer, marketer and distributor of ethanol and is the fourth largest ethanol producer in North America. Our parent's operations extend throughout the ethanol value chain, beginning upstream with grain handling and storage operations, continuing through its ethanol, distillers grains and corn oil production operations, and ending downstream with its marketing, terminal and distribution services. Please read "Industry Overview" for a more-detailed discussion of the ethanol industry.

We benefit significantly from our relationship with our parent. We were formed by our parent to be its primary downstream logistics service provider to support its ethanol marketing and distribution business. Our parent operated at approximately 95.6% and 92.4% of its daily average production capacity for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. We plan to capitalize on our parent's production capability because our assets are the principal method of storing and delivering the ethanol our parent produces to its customers. Our commercial agreements with Green Plains Trade will account for a substantial portion of our revenues and Green Plains Trade will be our primary customer. From January 1, 2009 to March 31, 2015, our parent's quarterly ethanol production increased 217.6%, from 73.2 mmg to 232.5 mmg, primarily from third-party acquisitions. Over the same time period, our parent's ethanol production averaged 96.3%, and never fell below 86.2%, of its daily average production capacity. Our parent's quarterly actual production, daily average production capacity and utilization are highlighted by the chart below:

Our Parent's Quarterly Actual Production, Daily Average Production Capacity and % Utilization


mmg
% utilization
300
250
200
150
100
50
0
120%
100%
80%
60%
40%
20%
0%
Q1-09
Q2-09
Q3-09
Q4-09
Q1-10
Q2-10
Q3-10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Q1-12
Q2-12
Q3-12
Q4-12
Q1-13
Q2-13
Q3-13
Q4-13
Q1-14
Q2-14
Q3-14
Q4-14
Q1-15
Actual Production
Daily Average Production Capacity
% Utilization

Following the completion of this offering, our parent will retain a majority ownership interest in us through its sole ownership of our general partner, a 67.2% limited partner interest in us and all of our incentive distribution rights. In addition, we will enter into an omnibus agreement at the closing of this offering under which we will be granted a right of first offer, for a period of five years, on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage and terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets. The consummation and timing of any

acquisition of assets owned by our parent will depend upon, among other things, (1) our parent's willingness to offer such asset for sale and its ability to obtain any necessary consents, (2) our determination that such asset is suitable for our business at that particular time, and (3) our ability to agree on a mutually acceptable price, negotiate definitive transaction documents and obtain financing. While our parent is not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that our parent will be incentivized to serve as a critical source of our growth and will provide us with various growth opportunities in the future.

Competitive Strengths

We believe that the following competitive strengths position us to successfully execute our business strategies:

- ***Long-Term Fee-Based Contracts with Minimum Volume or Capacity Commitments***. A substantial portion of our revenues and cash flows will initially be derived from our commercial agreements with Green Plains Trade, including our (1) ten-year fee-based storage and throughput agreement, (2) six-year fee-based rail transportation services agreement, (3) Birmingham terminaling agreement and (4) various other terminaling and transportation agreements. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our rail transportation services agreement will be supported by minimum take-or-pay capacity commitments.

- ***Advantageous Relationship with Our Parent***. We expect to be our parent's primary downstream logistics service provider to support our parent's approximately 1.2 bgy ethanol marketing and distribution business. Our parent has stated that it intends to expand its existing ethanol production plants, continue to pursue potential accretive acquisitions of additional ethanol production plants and further develop its downstream ethanol distribution services. We believe that our parent, as owner of a 67.2% limited partner interest in us, all of our incentive distribution rights and our general partner, is motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our services business and assets. We expect this may be accomplished through the following means:

  - ***Organic Growth***. Certain expansion projects that may be implemented by our parent at its ethanol production plants would enable us to utilize the strategic location and capacity of our assets and would increase annual throughput at our facilities. For example, our parent has announced that it is expanding production at its ethanol production plants by approximately 100 mmgy and will explore certain other expansion projects at its ethanol production plants in the future. We expect that our capital expenditures associated with such potential expansion projects will be minimal since our ethanol storage facilities have available capacity to accommodate growth in our parent's throughput.

  - ***Accretive Acquisitions***. We believe the U.S. ethanol production industry is poised for further consolidation and that our parent has the proven ability to identify, acquire and integrate accretive production assets. We intend to pursue strategic acquisitions independently and jointly with our parent to complement and grow our business. In addition, under our omnibus agreement, we will be granted a five-year right of first offer on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets.

  - ***Development of Downstream Distribution Services***. We believe our parent will continue to use its logistical capabilities and expertise to develop its downstream ethanol distribution services. For example, we believe our parent will explore opportunities with third-party ethanol producers that commitments. Under these agreements, we will not have direct exposure to fluctuations in commodity prices. As we grow our business beyond our current assets and operations, we will seek to enter into similar fee-based contracts with our parent and third parties that generate stable and predictable cash flows.

- *Pursue Attractive Organic Growth Opportunities*. We intend to enhance the profitability of our initial assets by pursuing, individually or with our parent, organic growth projects. For example, we believe certain expansion projects that may be implemented by our parent at its ethanol production plants would enable us to utilize the strategic location and capacity of our assets and would increase annual throughput at our facilities. We believe our capital expenditures associated with such potential expansion projects would be minimal since our ethanol storage facilities have available capacity to accommodate growth in our parent's throughput. In addition, we expect to collaborate with our parent and other potential third-party customers to identify other growth opportunities to construct assets and build businesses that will enable them to pursue their business strategies while providing us with stable cash flows through fee-based service agreements.

- *Pursue Accretive Acquisitions*. We intend to pursue strategic, accretive acquisitions of complementary assets from our parent and third parties. Under our omnibus agreement, we will be granted a five-year right of first offer on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets. In addition, we intend to continually monitor the marketplace, individually and in conjunction with our parent, to identify and pursue asset acquisitions from third parties that complement or diversify our existing operations. We expect to pursue both ethanol and other fuel storage and terminal assets, initially focusing on assets in close geographic proximity to our existing asset base.

- *Conduct Safe, Reliable and Efficient Operations*. We are committed to maintaining the safety, reliability, environmental compliance and efficiency of our operations. All of our assets are staffed by experienced industry personnel. We, along with our parent, will also continue to focus on incremental operational improvements to enhance overall production results. We will seek to improve our operating performance through commitment to our preventive maintenance program along with employee training, safety and development programs. We believe these objectives are integral to maintaining stable cash flows and critical to the success of our business.

- *Maintain Financial Strength and Flexibility*. We intend to maintain financial strength and flexibility, which should enable us to pursue acquisitions and new growth opportunities as they arise. We expect to have $105.0 million of liquidity in the form of $5.0 million of cash on hand and $100 million of undrawn borrowing capacity under our new revolving credit facility at the closing of this offering. We believe that our borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the financial flexibility necessary to achieve our organic and accretive acquisition growth strategies.

Our Parent

Our parent is a Fortune 1000, vertically-integrated producer, marketer and distributor of ethanol focused on generating stable operating margins through its diversified business segments and its risk management strategy and is the fourth largest ethanol producer in North America. Our parent believes that owning and operating strategically-located assets throughout the ethanol value chain enables it to mitigate changes in commodity prices and differentiates it from companies focused only on ethanol production. Our parent has operations throughout the ethanol value chain, beginning upstream with its grain handling and storage operations, continuing through its ethanol, distillers grains and corn oil production operations, and ending downstream with its marketing, terminal and distribution services.

- Immediately effective upon the closing of this offering, unitholders will experience substantial dilution of $18.62 in tangible net book value per common unit.

- Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

- Even if our unitholders do not receive any cash distributions from us, our unitholders will be required to pay taxes on their share of our taxable income.

The Transactions

We were formed in March 2015 by our parent to provide ethanol and fuel storage, terminal and transportation services by owning, operating, developing and acquiring ethanol and fuel storage tanks, terminals, transportation assets and other related assets and businesses. In connection with this offering, our parent will contribute our Predecessor and our other initial assets and operations to us.

Additionally, each of the following transactions have occurred or will occur in connection with this offering:

- we will issue 5,889,642 common units and 15,889,642 subordinated units to our parent, representing an aggregate 67.2% limited partner interest in us, and a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- we will issue 10,000,000 common units to the public in this offering, representing a 30.8% limited partner interest in us, and will apply the net proceeds as described in "Use of Proceeds";

- we will enter into a new $100 million revolving credit facility;

- we will enter into a storage and throughput agreement and two transportation services agreements with Green Plains Trade and assume terminaling agreements and leases for our railcars; and

- we will enter into an omnibus agreement and an operational services and secondment agreement with our parent.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,500,000 additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,500,000 additional common units, if any, will be issued to our parent. Accordingly, any exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Any such common units issued to our parent will be issued for no additional consideration. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be distributed to our parent.

Organizational Structure After the Transactions

After giving effect to the transactions described above under "—The Transactions," assuming the underwriters' option to purchase additional common units from us is not exercised, our ownership will be held as follows:

Public common units	30.8%
Parent common units	18.2%
Parent subordinated units	49.0%
General partner interest	2.0%
Total	100.0%

The following diagram depicts our simplified organizational structure after giving effect to the transactions described above under "—The Transactions," assuming the underwriters' option to purchase additional common units from us is not exercised.



Green Plains Inc.
(NASDAQ: GPRE)
(our Parent)
100% ownership interest
67.2% limited partner interest (5,889,642 common units and 15,889,642 subordinated units)
Green Plains Holdings LLC
(our General Partner)
Incentive Distribution Rights
Public Unitholders
2% general partner interest
30.8% limited partner interest (10,000,000 common units)
Green Plains Partners LP
(NASDAQ: GPP)
(the Partnership)
100% ownership interest
Operating Companies
(including BlendStar LLC)

**The Offering**

Common units offered to the public. . . 10,000,000 common units.

11,500,000 common units if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering . . 15,889,642 common units and 15,889,642 subordinated units, representing an aggregate 98% limited partner interest in us. The general partner will own a 2% general partner interest in us.

The number of common units outstanding after this offering includes 1,500,000 common units that are available to be issued to the underwriters pursuant to their option to purchase additional common units from us. The number of common units purchased by the underwriters pursuant to any exercise of the option will be sold to the public. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to our parent at the expiration of the option for no additional consideration. Accordingly, any exercise of the underwriters' option, in whole or in part, will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Use of proceeds. We expect to receive net proceeds of approximately $183.6 million from the sale of common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. We intend to use the net proceeds from this offering as follows:

- $181.0 million will be distributed to our parent, in part, as a reimbursement for certain capital expenditures incurred with respect to our assets;

- $1.0 million will be used to pay origination fees under our new revolving credit facility; and

- $1.6 million will be retained by us for general partnership purposes.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $28.0 million, after deducting underwriting discounts and structuring fees. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be distributed to our parent.

Cash distributions . . . . We intend to make a minimum quarterly distribution of $0.40 per unit for each whole quarter, or $1.60 per unit on an annualized basis, to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to the amount of such cash as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.40 plus any arrearages from prior quarters;

- *second*, 98% to the holders of subordinated units, and 2% to our general partner until each subordinated unit has received a minimum quarterly distribution of $0.40; and

- *third*, 98% to all unitholders, pro rata, and 2% to our general partner until each unit has received a distribution of $0.46.

If cash distributions to our unitholders exceed $0.46 per unit in any quarter, our general partner will receive, in addition to its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

We believe, based on our financial forecast and related assumptions included in "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2016," that we will generate sufficient distributable cash flow for the twelve months ending June 30, 2016 to support the payment of the minimum quarterly distribution of $0.40 per unit on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate, subject to the requirement in our partnership

	agreement to distribute all of our available cash, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Our Cash Distribution Policy and Restrictions on Distributions."
Subordinated units	Our parent will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (1) $1.60 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distribution on our general partner's 2% general partner interest for each of three consecutive, non-overlapping four quarter periods ending on or after June 30, 2018, or (2) $2.40 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distribution on our general partner's 2% general partner interest and the related distributions on the incentive distribution rights for any four-quarter period ending on or after June 30, 2016, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.
	The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.
	When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."
Issuance of additional partnership interests	Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and the options, rights, warrants and appreciation rights relating to partnership interests on such terms and conditions as our general partner shall determine, in its sole distribution, without the approval of our unitholders. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional partnership interests issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement— Issuance of Additional Securities."

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our parent will own 68.5% of our total outstanding common units and subordinated units on an aggregate basis (or 63.8% of our total outstanding common units and subordinated units on an aggregate basis, if the underwriters exercise in full their option to purchase additional common units). This will give our parent the ability to prevent the removal of our general partner. Please read "Our Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 37.1% of our common units (excluding any common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending September 30, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own 68.5% of our outstanding common units (excluding any common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."
Estimated ratio of taxable income to distributions	We estimate that if our unitholders own their common units purchased in this offering through the record date for distributions for the period ending December 31, 2017, our unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to our unitholders with respect to that period. For example, if our unitholders receive an annual distribution of $1.00 per unit, we

SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table shows summary historical condensed consolidated financial and operating data of BlendStar LLC and its subsidiaries, our predecessor for accounting purposes, or our Predecessor, and summary unaudited pro forma condensed consolidated financial and operating data of Green Plains Partners LP for the periods and as of the dates indicated. The summary historical condensed consolidated financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited consolidated financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical interim condensed consolidated financial data of our Predecessor as of, and for the three months ended, March 31, 2015 and 2014, are derived from the unaudited interim consolidated financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical consolidated and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary unaudited pro forma condensed consolidated financial and operating data presented in the following table for the year ended December 31, 2014, and as of, and for the three months ended, March 31, 2015 are derived from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet assumes the offering and the related transactions occurred as of March 31, 2015, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 assumes the offering and the related transactions occurred as of January 1, 2014.

The unaudited pro forma consolidated financial statements give effect to the following:

- our parent's contribution of our Predecessor and our other initial assets and operations;

- our issuance of 5,889,642 common units and 15,889,642 subordinated units to our parent;

- our issuance of 10,000,000 common units to the public in this offering, and application of the net proceeds as described in "Use of Proceeds;"

- our entry into a new $100 million revolving credit facility;

- our entry into a storage and throughput agreement and two transportation agreements with Green Plains Trade and our assumption of our terminaling agreements and our leases for our railcars; and

- our entry into an omnibus agreement and an operational services and secondment agreement with our parent.

For the years ended December 31, 2014 and 2013 and the three months ended March 31, 2015, our assets were part of the integrated operations of our parent and our Predecessor's affiliates generally recognized only the costs, but not the revenue, associated with certain of the services provided to our parent on an intercompany basis. The unaudited pro forma consolidated financial statements do not give effect to (i) an estimated $2.0 million of annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly-traded partnership or (ii) $0.4 million of annual incremental allocated general and administrative expenses and $2.9 million of annual incremental operations and maintenance expenses that we will incur under the omnibus agreement and the operational services and secondment agreement, respectively, that we will enter into with our parent as of the closing of this offering. For this reason, as well as the other factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operations— Factors Affecting the Comparability of Our Financial Results," our future results of operations will not be comparable to our Predecessor's historical results.

(in thousands, except per unit and operating data)	BlendStar LLC Historical				Partnership Pro Forma	
	Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2014	2013	2015	2014
	(unaudited)				(unaudited)	
Statements of Operations						
Revenues						
Affiliate revenues	$ 1,311	$ 807	$ 4,359	$ 3,853	$ 19,957	$ 78,798
Non-affiliate revenues	2,085	2,069	8,484	7,179	2,085	8,484
Total revenues	3,396	2,876	12,843	11,032	22,042	87,282
Operating expenses						
Operations and maintenance expenses	1,446	1,157	5,216	4,738	7,057	25,477
General and administrative expenses	196	265	1,403	1,296	196	1,403
Depreciation and amortization expense	557	656	2,568	2,731	1,335	5,596
Total operating expenses	2,199	2,078	9,187	8,765	8,588	32,476
Operating income	1,197	798	3,656	2,267	13,454	54,806
Other income (expense)						
Interest income	21	20	75	50	21	75
Interest expense	(20)	(28)	(138)	(768)	(195)	(840)
Total other income (expense)	1	(8)	(63)	(718)	(174)	(765)
Income before income taxes	1,198	790	3,593	1,549	13,280	54,041
Income tax expense	446	300	1,339	587	—	—
Net income	752	490	2,254	962	13,280	54,041
Net income attributable to noncontrolling interests	29	26	121	48	—	—
Net income attributable to the Partnership	$ 723	$ 464	$ 2,133	$ 914	$ 13,280	$ 54,041
General partner interest in net income					$ 266	$ 1,081
Common unitholders' interest in net income					$ 6,507	$ 26,480
Subordinated unitholders' interest in net income					$ 6,507	$ 26,480
Net income (loss) per common unit					$ 0.41	$ 1.67
Net income (loss) per subordinated unit					$ 0.41	$ 1.67
Balance Sheet Data (at period end)						
Property and equipment, net	$ 18,161		$18,568	$20,691	$ 39,380	$ 39,943
Total assets	43,704		45,980	44,350	70,723	73,651
Total liabilities	10,743		10,287	11,175	12,657	12,252
Total member's equity	32,961		35,693	33,175	58,066	61,399
Cash Flows Data						
Net cash provided by (used in)						
Operating activities	$ 1,301	$ 1,211	$ 4,284	$ 2,474		
Investing activities	(150)	(385)	(547)	818		
Financing activities	(3,484)	224	264	(1,941)		
Other Financial Data						
Adjusted EBITDA	$ 1,775	$ 1,474	$ 6,299	$ 5,048	$ 14,810	$ 60,477
Operating Data						
Product throughput (mmg)						
Ethanol	78.2	73.0	326.6	287.6	310.7	1,292.7
Other fuels	7.7	6.1	28.7	20.7	7.7	28.7
Other products	1.7	1.4	7.5	5.5	1.7	7.5
Total	87.6	80.5	362.8	313.8	320.1	1,328.9

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below together with the other information set forth in this prospectus before making an investment decision. Any of the following risks and uncertainties could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. If that occurs, we might not be able to pay distributions on our common units, the trading price of our common units could decline materially, and you could lose all or part of your investment. Although many of our business risks are comparable to those faced by a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks described below. The risks discussed below are not the only risks we face. We may experience additional risks and uncertainties not currently known to us or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Risks Related to Our Business and Industry

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to pay the minimum quarterly distribution of $0.40 per unit per quarter, or $1.60 per unit on an annualized basis, we will require available cash of approximately $13.0 million per quarter, or approximately $51.9 million per year, based on the 2% general partner interest and the number of common units and subordinated units to be outstanding immediately after completion of this offering. We may not have sufficient available cash each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volume of ethanol and other fuels that we handle;

- the fees with respect to the volumes and capacity that we handle;

- our entitlement to payments associated with the minimum commitments under our commercial agreements with Green Plains Trade;

- timely payments under the commercial agreements by Green Plains Trade and other third parties; and

- prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will also depend on other factors, some of which are beyond our control, including:

- the amount of our operating expenses and general and administrative expenses, including reimbursements to our general partner in respect of those expenses;

- the level of capital expenditures we make;

- the cost of acquisitions and organic growth projects, if any;

- our debt service requirements and other liabilities;

- fluctuations in our working capital needs;

- our ability to borrow funds and access capital markets;

- restrictions that are expected to be contained in our new revolving credit facility and other debt service requirements;

- the amount of cash reserves established by our general partner; and

- other business risks affecting our cash levels.

Risks Related to an Investment in Us

Our parent will own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our parent and Green Plains Trade, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

Following this offering, our parent will own and control our general partner and will appoint all of the directors of our general partner. Some of the directors and all of the executive officers of our general partner are also directors or officers of our parent. Although our general partner has a duty to manage us in a manner it believes to be in our best interests, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, our parent. Conflicts of interest may arise between our general partner and its affiliates, including our parent and Green Plains Trade, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates, including our parent and Green Plains Trade, over the interests of our unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires our parent to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by our parent, which also controls Green Plains Trade, to increase or decrease their ethanol production, shutdown or reconfigure its ethanol facilities, enter into commercial agreements with us, undertake acquisition opportunities for itself, or pursue and grow particular markets. Our parent's directors and officers have a fiduciary duty to make these decisions in the best interests of our parent and its stockholders, which may be contrary to our interests and those of our unitholders;

- our parent may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

- our parent has an economic incentive to cause us not to seek higher storage and service fees, even if such fees would reflect fees that could be obtained in arm's-length, third-party transactions, because Green Plains Trade, an indirect subsidiary of our parent, is our primary customer;

- our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities, and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

- our general partner will determine which costs incurred by it are reimbursable by us;

- our partnership agreement permits us to distribute up to $40.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

- our general partner is allowed to take into account the interests of parties other than us in exercising certain rights under our partnership agreement;

- our partnership agreement replaces the duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner's liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

- except in limited circumstances, our general partner has the power and authority to conduct our business and transfer its incentive distribution rights without unitholder approval;

- our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

- our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements with its subsidiary, Green Plains Trade;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- our general partner, as the holder of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our unitholders in certain situations.

Except as provided in our omnibus agreement, affiliates of our general partner, including our parent and Green Plains Trade, may compete with us, and neither our general partner nor its affiliates have any obligations to present business opportunities to us.

Affiliates of our general partner, including our parent and Green Plains Trade, may compete with us. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including our parent and Green Plains Trade, and their respective executive officers and directors. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner, including our parent and Green Plains Trade, and result in less than favorable treatment of us and our common unitholders. Please read "Conflicts of Interest and Duties."

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Ongoing cost reimbursements and fees due to our general partner and its affiliates for services provided, which will be determined by our general partner in its sole discretion, will be substantial and will reduce the amount of cash that we have available for distribution to our unitholders.

Prior to making distributions on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by our general partner does not receive a favorable judgment for the full remedy sought for each of its alleged claims, it is unclear how courts would apportion our fees, costs and expenses, and whether courts would require the claiming party to reimburse us and our affiliates in full for all fees, costs and expenses relating to each of the claims, including those for which the claiming party received the remedy it sought. The application of our reimbursement provision in connection with such unitholder actions, if any, will depend in part on future developments of the law. This uncertainty may have the effect of discouraging lawsuits against us and our general partner's directors and officers that might otherwise benefit us and our unitholders. In addition, given the unsettled state of the law related to reimbursement provisions, such as ours, we may incur significant additional costs associated with resolving disputes with respect to such provision, which could adversely affect our business and financial condition.

For additional information about the potential obligation to reimburse us for all fees, costs and expenses incurred in connection with unsuccessful unitholder actions, please read "Our Partnership Agreement—Reimbursement of Partnership Litigation Costs."

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee or the holders of our common units, which could result in lower distributions to holders of our common units.

Our general partner has the right, as the initial holder of our incentive distribution rights, at any time when there are no subordinated units outstanding and our general partner has received incentive distributions at the highest level to which it is entitled (48%, in addition to distributions paid on its 2% general partner interest) for each of the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our general partner on the incentive distribution rights in the quarter prior to the reset election. Our general partner will also be issued the number of general partner interests necessary to maintain our general partner's interest in us at the level that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such reset. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units and general partner interests to our general partner in connection with resetting the target distribution levels. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return, or may receive a negative return, on their investment. Our unitholders may also incur a tax liability upon a sale of their common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Upon consummation of this offering, and assuming no exercise of the underwriters' option to purchase additional common units, our general partner and its affiliates will own an aggregate of approximately 37.1% of our outstanding common units (excluding any common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending September 30, 2016), assuming no additional issuances of common units (other than upon the conversion of the subordinated units), and assuming no exercise of the underwriters' option to purchase additional common units, our general partner and its affiliates will own an aggregate of approximately 68.5% of our outstanding common units (excluding any common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. For additional information about the limited call right, please read "Our Partnership Agreement— Limited Call Right."

Our unitholders have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have "say-on-pay" advisory voting rights. Our unitholders did not elect our general partner or the board of directors of our general partner, and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner, including its independent directors, will be chosen by the member of our general partner. Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our partnership agreement also contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders' ability to influence the manner or direction of management. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if our unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

Our unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66⅔% of all outstanding common units and subordinated units voting together as a single class is required to remove the general partner. Following the closing of this offering, our general partner and its affiliates will own 68.5% of our total outstanding common units and subordinated units on an aggregate basis (or 63.8% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters' option to purchase additional common units is exercised in full) (excluding any common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program). Also, if our general partner is removed without cause during the subordination period and common units and subordinated units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Our partnership agreement eliminates the voting rights of certain of our unitholders owning 20% or more of our common units.

Our unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, including our parent, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner's interest in us or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of our parent from transferring all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a "change of control" without the vote or consent of our unitholders. Please read "Our Partnership Agreement—Transfer of General Partner Interest."

The incentive distribution rights held by our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer all or a portion of its incentive distribution rights to a third party at any time without the consent of our unitholders, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the test for resetting target distributions have been fulfilled. If our general partner transfers the incentive distribution rights to a third party it may not have the same incentive to grow our partnership and increase quarterly distributions to our unitholders over time as it would if it had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of our parent accepting offers made by us relating to assets owned by it and our parent would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base. Please read "Our Partnership Agreement— Transfer of Incentive Distribution Rights."

Immediately effective upon the closing of this offering, unitholders will experience substantial dilution of $18.62 in tangible net book value per common unit.

The assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $1.38 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $18.62 per common unit after giving effect to this offering of common units and the application of the related net proceeds. Dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read "Dilution."

We may issue additional partnership interests, including units that are senior to the common units, without unitholder approval, which would dilute our unitholders' existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests or general partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units, general partner interests or other equity securities of equal or senior rank to our common units as to distributions or in liquidation or that have special voting rights or other rights, will have the following effects:

- each unitholder's proportionate ownership interest in us will decrease;

- the amount of distributable cash flow on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- because the amount payable to holders of incentive distribution rights is based on a percentage of the total distributable cash flow, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished;

- the claims of the common unitholders to our assets in the event of our liquidation may be subordinated; and

- the market price of the common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person that is not an affiliate of our parent:

- management of our business may no longer reside solely with our current general partner; and

- affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to resent business opportunities to us.

Common units eligible for future sale may cause the price of our common units to decline.

Sales of substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. This could also impair our ability to raise additional capital through the sale of our equity interests. After the sale of the common units offered hereby, our parent will hold 5,889,642 common units and 15,889,642 subordinated units (or 4,389,642 common units and 15,889,642 subordinated units if the underwriters exercise in full their option to purchase additional units). All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier under certain circumstances. Additionally, we have agreed to provide our parent with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale." The sale of these common units in public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of distributable cash flow to our unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, our partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements that we are a party to, or to provide funds for future distributions to partners. These cash reserves will affect the amount of distributable cash flow to our unitholders.

There is no existing market for our common units, and a trading market that will provide our unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause our unitholders to lose all or part of their investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 10,000,000 publicly-traded common units (assuming the underwriters' option to purchase additional common units from us is not exercised). In addition, our parent will own 5,889,642 common units and 15,889,642 subordinated units, representing an aggregate 67.2% limited partner interest in us (or a 62.5% limited partner interest in us if the underwriters' option to purchase additional common units from us is exercised in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- our operating and financial performance;

- quarterly variations in our financial indicators, such as net earnings (loss) per unit, net earnings (loss) and revenues;

- the amount of distributions we make and our earnings or those of other companies in our industry or other publicly-traded partnerships;

- the loss of our parent or one of its subsidiaries, such as Green Plains Trade, as a customer;

- events affecting the business and operations of our parent;

- announcements by us or our competitors of significant contracts or acquisitions;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- changes in accounting standards, policies, guidance, interpretations or principles;

- additions or departures of key management personnel;

- actions by our unitholders;

- general market conditions, including fluctuations in commodity prices;

- domestic and international economic, legal and regulatory factors related to our performance;

- future sales of our common units by us or our other unitholders, or the perception that such sales may occur; and

- other factors described in "Risk Factors."

As a result of these factors, investors in our common units may not be able to resell their common units at or above the initial public offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $183.6 million from the sale of 10,000,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. We intend to use the net proceeds from this offering as follows:

- $181.0 million will be distributed to our parent, in part, as a reimbursement for certain capital expenditures incurred with respect to our assets;

- $1.0 million will be used to pay origination fees under our new revolving credit facility; and

- $1.6 million will be retained by us for general partnership purposes.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,500,000 additional common units, if any, will be issued to our parent. Any such common units issued to our parent will be issued for no additional consideration. If the underwriters exercise in full their option to purchase additional common units from us, we expect to receive additional net proceeds of approximately $28.0 million, after deducting underwriting discounts and structuring fees. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be distributed to our parent.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, structuring fees and estimated offering expenses, to increase or decrease by $9.3 million, based on an assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover of this prospectus). If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the cash distribution to our parent from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our Predecessor as of March 31, 2015; and

- our pro forma capitalization as of March 31, 2015, giving effect to the pro forma adjustments described in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—The Transactions."

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes and the unaudited pro forma condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	As of March 31, 2015	
(in thousands)	Historical	Pro Forma
		(unaudited)
Cash and cash equivalents	$ 3,372	$ 5,000
Debt		
Long-term debt(1)	$ 8,100	$ 8,100
Revolving credit facility	—	—
Total long-term debt (including current maturities)	8,100	8,100
Parent net investment / partners' equity(2)		
Non-controlling interest	228	—
Parent net investment	32,733	—
Held by public		
Common units	—	183,619
Held by parent		
Common units	—	(32,971)
Subordinated units	—	(88,951)
2% General partner interest	—	(3,631)
Total parent net investment / partners' equity	32,961	58,066
Total capitalization	$41,061	$66,166

(1) Represents $8.1 million of our Predecessor's 1.0% Qualified Low Income Community Investment Notes, or QLICI Notes, with a maturity date of September 15, 2031.
(2) Assumes the underwriters' option to purchase additional common units from us is not exercised.

DILUTION

Dilution is the amount by which the initial public offering price per common unit in this offering will exceed the pro forma net tangible book value per common unit after this offering. Based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of March 31, 2015, after giving effect to this offering of common units and the related transactions, our net tangible book value would have been approximately $44.7 million, or $1.38 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$20.00
Pro forma net tangible book value per common unit before this offering(2)	$1.94	
Decrease in net tangible book value per common unit attributable to purchasers in this offering	0.56	
Less: Pro forma net tangible book value per common unit after this offering(3)		1.38
Immediate dilution in net tangible book value per common unit to purchasers in this offering(4)(5)		$18.62

(1) The midpoint of the price range set forth on the cover page of this prospectus.
(2) Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities of $43.6 million by the number of units (5,889,642 common units and 15,889,642 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 648,557 notional general partner units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.
(3) Determined by dividing the number of units to be outstanding after this offering (15,889,642 common units and 15,889,642 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 648,557 notional general partner units) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering, of $44.7 million.
(4) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.
(5) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $19.62 and $17.62, respectively.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their units and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration	
	Number	%	Amount	%
			(in millions)	
General partner and its affiliates(1)(2)(3)	22,427,841	69.2%	$ 57.0	22.2%
Purchasers in this offering	10,000,000	30.8%	200.0	77.8%
Total	32,427,841	100.0%	$257.0	100.0%

(1) Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own 5,889,642 common units, 15,889,642 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 648,557 notional general partner units.
(2) Assumes the underwriters' option to purchase additional common units from us is not exercised.
(3) The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2015, was $57.0 million.

majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, our parent will own our general partner and will own 68.5% of our total outstanding common units and subordinated units on an aggregate basis (or 63.8% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters' option to purchase additional common units is exercised in full).

- Under Section 17-607 of the Delaware Act we may not pay a cash distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operations and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Before paying any distributions to our unitholders, we will reimburse our general partner and its affiliates (including our parent) for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our obligation to reimburse our general partner and its affiliates are governed by our partnership agreement, the omnibus agreement and the operational services and secondment agreement that we expect to enter into with our general partner and its affiliates, including our parent. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay distributions to our unitholders. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

- Our ability to pay cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to pay cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

- If and to the extent our available cash materially declines from quarter to quarter, we may elect to reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our new revolving credit facility and the future issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our new revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business and Industry—Restrictions in our new revolving credit facility could adversely affect our business, results of operations, ability to make distributions to our unitholders and the value of our units." To the extent we issue additional partnership interests, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional partnership interests. If we incur additional debt (under our new revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Related to Our Business and Industry—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.40 per unit for each whole quarter, or $1.60 per unit on an annualized basis. Our ability to pay cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. If the distribution date does not fall on a business day, we will pay the distribution on the first business day immediately following the indicated distribution date. We do not expect to pay distributions for the period that begins on April 1, 2015, and ends on the day prior to the closing of this offering.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units and the 2% general partner interest to be outstanding immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters' option to purchase additional common units) is summarized in the table below:

	No Exercise of Option to Purchase Additional Common Units			Full Exercise of Option to Purchase Additional Common Units		
	Aggregate Minimum Quarterly Distributions			Aggregate Minimum Quarterly Distributions		
	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
		(in thousands)			(in thousands)	
Publicly-held common units	10,000,000	$ 4,000	$16,000	11,500,000	$ 4,600	$18,400
Common units held by our parent......	5,889,642	2,356	9,423	4,389,642	1,756	7,023
Subordinated units held by our parent ..	15,889,642	6,356	25,423	15,889,642	6,356	25,423
2% general partner interest............	648,557	259	1,038	648,557	259	1,038
Total.........................	32,427,841	$12,971	$51,885	32,427,841	$12,971	$51,885

Initially, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner's initial 2% general partner interest in these distributions may be reduced if we issue additional partnership interests in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $0.46 per unit per quarter.

During the subordination period, before we pay any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to pay cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified or repealed without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our partnership becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.60 per unit for the twelve months ending June 30, 2016. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Distributable Cash Flow," in which we present the amount of distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2014, and the twelve months ended March 31, 2015, derived from our unaudited pro forma consolidated financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2016," in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all units for the twelve months ending June 30, 2016.

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015

If we had completed the transactions contemplated in this prospectus on January 1, 2014, pro forma distributable cash flow for the year ended December 31, 2014 and the twelve months ended March 31, 2015, would have been approximately $54.1 million and $54.6 million, respectively. The amount of distributable cash flow we generated during the year ended December 31, 2014 on a pro forma basis would have been sufficient to pay the minimum quarterly distribution of $0.40 per unit per quarter ($1.60 per unit on an annualized basis) on all of our common units and all of our subordinated units and the corresponding distributions on our general partner's 2% general partner interest for such period. The amount of distributable cash flow for the twelve months ended March 31, 2015 on a pro forma basis would have been sufficient to pay the minimum quarterly distribution of $0.40 per unit per quarter ($1.60 per unit on an annualized basis) on all of our common units and all of our subordinated units and the corresponding distributions on our general partner's 2% general partner interest for such period.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma consolidated financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed on January 1, 2014. Our unaudited pro forma distributable cash flow for the year ended December 31, 2014 and the twelve months ended March 31, 2015, reflects our entering into a storage and throughput agreement and two transportation services agreements, and our assumption of terminaling agreements, each with Green Plains Trade, and the recognition of storage, terminal and transportation revenue under those agreements (using historical volumes) at rates that were not recognized on a historical basis. Also included are approximately $2.0 million of estimated annual incremental general and administrative expenses as a result of being a separate publicly-traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes-Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation. These expenses are not reflected in the historical financial statements of our Predecessor or our unaudited pro forma financial statements included elsewhere in the prospectus. Actual distributable cash may differ from pro forma distributable cash flows.

We use the term "distributable cash flow" to measure whether we have generated from our operations, or "earned," a particular amount of cash sufficient to support the payment of the minimum quarterly distributions. Our partnership agreement contains the concept of "operating surplus" to determine whether our operations are generating sufficient cash to support the distributions that we are paying, as opposed to returning capital to our partners. Any cash distributions by us in excess of cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Please read "Risk Factors—Risks Inherent in an Investment in Us—If we distribute available cash from capital surplus, which is analogous to a return of capital, our minimum quarterly distribution will be reduced proportionately, and the target distributions relating to our general partner's incentive distributions will be proportionately decreased" and "Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Operating Surplus." Because operating surplus is a cumulative concept (measured from the initial public offering date, and compared to cumulative distributions from the initial public offering date), we use the term distributable cash flow to approximate operating surplus on a quarterly or annual, rather than a cumulative, basis. As a result, distributable cash flow is not necessarily indicative of the actual cash we have on hand to distribute or that we are required to distribute. We believe that distributable cash flow is substantially equivalent to the operating surplus generated during the periods shown in the table below. We do not anticipate that we will make any cash distributions from capital surplus.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2014, and the twelve months ended March 31, 2015, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2014.

Green Plains Partners LP
Unaudited Pro Forma Distributable Cash Flow
for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015

(in thousands)	Pro Forma Three Months Ended March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	Pro Forma Year Ended December 31, 2014	Pro Forma Three Months Ended March 31, 2015	Pro Forma Twelve Months Ended March 31, 2015
Revenues							
Affiliate revenues	$18,312	$19,397	$20,556	$20,533	$78,798	$19,957	$80,443
Non-affiliate revenues	1,850	2,218	2,261	2,155	8,484	2,085	8,719
Total revenues	20,162	21,615	22,817	22,688	87,282	22,042	89,162
Operating Expenses							
Operations and maintenance expenses(1)	5,606	6,082	6,942	6,847	25,477	7,057	26,928
General and administrative expenses	254	290	354	505	1,403	196	1,345
Depreciation and amortization expense	1,384	1,403	1,415	1,394	5,596	1,335	5,547
Total operating expenses	7,244	7,775	8,711	8,746	32,476	8,588	33,820
Operating Income	12,918	13,840	14,106	13,942	54,806	13,454	55,342
Interest income	18	19	19	19	75	21	78
Interest expense(2)	(210)	(210)	(210)	(210)	(840)	(195)	(825)
Net income	12,726	13,649	13,915	13,751	54,041	13,280	54,595
Plus:							
Interest expense(2)	210	210	210	210	840	195	825
Depreciation and amortization expense	1,384	1,403	1,415	1,394	5,596	1,335	5,547
Adjusted EBITDA(3)	14,320	15,262	15,540	15,355	60,477	14,810	60,967
Less:							
Cash interest paid(2)	160	160	160	160	640	145	625
Incremental publicly-traded partnership expenses(4)	500	500	500	500	2,000	500	2,000
Incremental allocated operating expenses(5)	786	821	836	835	3,278	802	3,294
Maintenance capital expenditures(6)	114	130	124	109	477	121	484
Expansion capital expenditures(6)	350	—	—	18	368	71	89
Plus:							
Capital contribution from parent for expansion capital expenditures(7)	350	—	—	18	368	71	89
Distributable Cash Flow(3)	$12,760	$13,651	$13,920	$13,751	$54,082	$13,242	$54,564
Minimum quarterly distribution per unit	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 1.60	$ 0.40	$ 1.60
Distributions to public common unitholders(8)	4,000	4,000	4,000	4,000	16,000	4,000	16,000
Distributions to our parent—common units(8)	2,356	2,356	2,356	2,356	9,423	2,356	9,423
Distributions to our parent—subordinated units(8)	6,356	6,356	6,356	6,356	25,423	6,356	25,423
Distributions to our general partner	259	259	259	259	1,038	259	1,038
Total distributions to our unitholders and general partner	12,971	12,971	12,971	12,971	51,885	12,971	51,885
Excess of distributable cash flow over aggregate annualized minimum quarterly distributions	$ (211)	$ 680	$ 949	$ 780	$ 2,197	$ 271	$ 2,679

(1) Includes approximately $20.0 million, $21.2 million and $5.5 million of railcar lease costs under the lease agreements that will be assigned to us in connection with this offering for the year ended December 31, 2014, the twelve months ended March 31, 2015, and the three months ended March 31, 2015, respectively.

(2) Includes (i) interest on our Predecessor's QLICI Notes and (ii) commitment fees of $0.5 million that would have been paid by our Predecessor had our new revolving credit facility been in place during the periods presented. In addition, interest expense includes the amortization of origination fees on our new revolving credit facility.

(3) For the definition of the non-GAAP financial measure Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly-comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data—Non-GAAP Financial Measure."

(4) We expect to incur approximately $2.0 million of estimated annual incremental general and administrative expenses as a result of being a separate publicly-traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes-Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation.

(5) Represents $0.4 million of incremental allocated annual general and administrative expenses and $2.9 million of incremental allocated annual operations and maintenance expenses that we will incur under the omnibus agreement and the operational services and secondment agreement, respectively, that we will enter into with our parent as of the closing of this offering.

(6) Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures as will be required in accordance with the definition of those terms in our partnership agreement that will be entered into at the time of this offering. We believe that the amount of maintenance and expansion capital expenditures shown above approximates the maintenance and expansion capital expenditures that we would have recorded in accordance with our partnership agreement for the year ended December 31, 2014 or the twelve months ended March 31, 2015. Under our partnership agreement, maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace ethanol storage facilities, fuel terminal facilities, transportation assets and other related assets and businesses, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. Under our partnership agreement, expansion capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to increase, over the long term, our operating capacity or operating income. The majority of our assets are relatively new and, therefore, we did not incur significant maintenance capital expenditures for the year ended December 31, 2014 or the twelve months ended March 31, 2015.

(7) Historically, our capital expenditures were funded by our parent; thus we have included a contribution from our parent to fund expansion capital expenditures in a corresponding amount to the amount of expansion capital expenditures. Please read "—Significant Forecast Assumptions—Capital Expenditures."

(8) Based on the number of common units and subordinated units expected to be outstanding upon the closing of this offering and assumes that the underwriters' option to purchase additional common units is not exercised.

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2016

Our estimated distributable cash flow for the twelve months ending June 30, 2016 is forecasted to be approximately $57.1 million. This amount would exceed by $5.2 million the amount needed to pay the aggregate annualized minimum quarterly distribution of $1.60 per unit on all of our outstanding common and subordinated units for the twelve months ending June 30, 2016. The number of outstanding units on which we have based our estimate assumes that the underwriters' option to purchase additional common units is not exercised.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow for the twelve months ending June 30, 2016, and related assumptions set forth below to substantiate our belief that we will have sufficient available cash to pay the minimum quarterly distribution to all of our unitholders for the twelve months ending June 30, 2016. Please read below under "—Significant Forecast Assumptions" for further information as to the assumptions we have made for this forecast. This forecast is a forward-looking statement and should be read together with our unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by

The following table presents our forecast of estimated distributable cash flow for the twelve-month period ending June 30, 2016.

Green Plains Partners LP
Estimated Distributable Cash Flow

(in thousands)	Three Months Ending				Twelve Months Ending
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	June 30, 2016
Revenues					
Affiliate revenues	$21,403	$21,527	$21,460	$21,500	$85,890
Non-affiliate revenues	1,885	1,908	1,908	1,908	7,609
Total revenues	23,288	23,435	23,368	23,408	93,499
Operating Expenses					
Operations and maintenance expenses(1)	7,579	7,462	7,411	7,369	29,821
General and administrative expenses(2)	1,467	1,468	1,243	1,432	5,610
Depreciation and amortization expense	1,322	1,326	1,318	1,319	5,285
Total operating expenses	10,368	10,256	9,972	10,120	40,716
Operating Income	12,920	13,179	13,396	13,288	52,783
Interest income	21	21	21	21	84
Interest expense(3)	(195)	(195)	(195)	(195)	(780)
Net Income	12,746	13,005	13,222	13,114	52,087
Plus:					
Interest expense(3)	195	195	195	195	780
Depreciation and amortization expense	1,322	1,326	1,318	1,319	5,285
Adjusted EBITDA(4)	14,263	14,526	14,735	14,628	58,152
Less:					
Cash interest paid(3)	145	145	145	145	580
Maintenance capital expenditures(5)	120	122	128	129	499
Expansion capital expenditures(6)	—	—	—	—	—
Plus:					
Borrowings to fund expansion capital expenditures	—	—	—	—	—
Distributable Cash Flow	$13,998	$14,259	$14,462	$14,354	$57,073
Minimum quarterly distribution per unit	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 1.60
Distributions to public common unitholders(7)	4,000	4,000	4,000	4,000	16,000
Distributions to our parent—common units(7)	2,356	2,356	2,356	2,356	9,423
Distributions to our parent—subordinated units(7)	6,356	6,356	6,356	6,356	25,423
Distributions to our general partner	259	259	259	259	1,038
Total distributions to our unitholders and general partner	12,971	12,971	12,971	12,971	51,885
Excess of distributable cash flow over aggregate annualized minimum quarterly distributions	$ 1,027	$ 1,288	$ 1,491	$ 1,383	$ 5,188

(1) Includes approximately $21.5 million of railcar lease expenses under the lease agreements that will be assigned to us in connection with this offering, as well as approximately $3.1 million of incremental allocated operations and maintenance expenses that we will incur under the operational services and secondment agreement that we will enter into with our parent as of the closing of this offering.

(2) We expect to incur approximately $2.0 million of annual incremental general and administrative expenses as a result of being a separate publicly-traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes-Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation. Also includes $0.4 million of incremental allocated annual general and administrative expenses that we will incur under the omnibus agreement that we will enter into with our parent as of the closing of this offering.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2015, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:

    - provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);

    - comply with applicable law, any of our or our subsidiaries' debt instruments or other agreements or any other obligation; or

    - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (*provided* that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- *plus*, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to our partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to pay a minimum quarterly distribution to the holders of our common units and subordinated units of $0.40 per unit, or $1.60 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to pay any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Credit Facility" for a discussion of the restrictions that we expect to be included in our new revolving credit facility that may restrict our ability to pay distributions.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2% of all quarterly distributions from inception that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner's initial 2% general partner interest in these distributions will be reduced if we issue additional limited partner interests in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering).

Our general partner will also initially hold incentive distribution rights that will entitle it to receive increasing percentages, up to a maximum of 48%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.46 per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on the general partner interest, common units or subordinated units that they may own. Please read "—General Partner Interest and Incentive Distribution Rights" for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

- $40.0 million (as described below); *plus*

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), *provided* that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified settlement or termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge had it not been terminated; *plus*

- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *plus*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *less*

- all of our operating expenditures (as defined below) after the closing of this offering; *less*

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $40.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) sales of equity securities, (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (4) capital contributions received by us.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to its scheduled settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of such interest rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

- payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than working capital borrowings;

- expansion capital expenditures;

- payment of transaction expenses (including taxes) relating to interim capital transactions;

- distributions to our partners (including distributions in respect of our incentive distribution rights);

- repurchases of our equity interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

- any other expenditures or payments using the proceeds of this offering that are described in "Use of Proceeds."

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by interim capital transactions.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus generally will not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $40.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will pay any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace unloading equipment or other equipment at our facilities, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional unloading equipment or other equipment at our facilities, to the extent such capital expenditures are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (as described below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.40 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed "subordinated" because for a period of time, referred to as the "subordination period," the subordinated units will not be entitled to receive any distributions of available cash from operating surplus until the common units have received the minimum quarterly distribution on the common units plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be sufficient available cash from operating surplus to pay the minimum quarterly distribution on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after June 30, 2018, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest equaled or exceeded $1.60 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.60 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest during those periods on a fully diluted weighted average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending June 30, 2016, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest equaled or exceeded $2.40 (150% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $2.40 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest during that period on a fully diluted weighted average basis and (2) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

- the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner;

Distributions of Available Cash from Operating Surplus After the Subordination Period

If we pay a distribution of available cash from operating surplus for any quarter after the subordination period, our partnership agreement requires that we pay the distribution in the following manner:

- *first*, 98% to all common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—General Partner Interest and Incentive Distribution Rights" below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest if we issue additional limited partner interests. Our general partner's 2% general partner interest, and the percentage of our cash distributions to which it is entitled from such 2% general partner interest, will be proportionately reduced if we issue additional limited partner interests in the future (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%, in addition to distributions paid on the general partner's 2% general partner interest) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved for certain specified time periods. Our general partner currently holds the incentive distribution rights, but may transfer these rights at any time separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2% general partner interest and that our general partner continues to own the incentive distribution rights.

If for any quarter:

- we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.46 per unit for that quarter (the "first target distribution");

- *second*, 85% to all common unitholders and subordinated unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.50 per unit for that quarter (the "second target distribution");

- *third*, 75% to all common unitholders and subordinated unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.60 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all common unitholders and subordinated unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner (as the holder of our incentive distribution rights) and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit Target Amount." The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution Per Unit Target Amount		Marginal Percentage Interest in Distributions		
			Common Unitholders	Subordinated Unitholders	General Partner (as Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution . . .	$ 0.40		49.0%	49.0%	2.0%
First Target Distribution	above $0.40	up to $0.46	49.0%	49.0%	2.0%
Second Target Distribution.	above $0.46	up to $0.50	42.5%	42.5%	15.0%
Third Target Distribution	above $0.50	up to $0.60	37.5%	37.5%	25.0%
Thereafter	above $0.60		25.0%	25.0%	50.0%

General Partner's Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right of the holder of the incentive distribution rights to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to the holder of the incentive distribution rights are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (as the holder of our incentive distribution rights) at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.65.

	Quarterly Distribution Per Unit Prior to Reset	Marginal Percentage Interest in Distributions			Quarterly Distribution Per Unit Following Hypothetical Reset
		Common Unitholders	2% General Partner Interest	Incentive Distribution Rights	
Minimum Quarterly Distribution	$0.40	98.0%	2.0%	0.0%	$0.65
First Target Distribution	above $0.40 up to $0.46	98.0%	2.0%	0.0%	above $0.65 up to $0.7475(1)
Second Target Distribution	above $0.46 up to $0.50	85.0%	2.0%	13.0%	above $0.7475 up to $0.8125(2)
Third Target Distribution	above $0.50 up to $0.60	75.0%	2.0%	23.0%	above $0.8125 up to $0.9750(3)
Thereafter	above $0.60	50.0%	2.0%	48.0%	above $0.9750(3)

(1) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner (as the holder of our incentive distribution rights), including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 31,779,284 common units outstanding, our general partner's 2% general partner interest has been maintained and the average distribution to each common unit would be $0.65 per quarter for the two consecutive, non-overlapping quarters prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to General Partner Prior to Reset				Total Distributions
			Common Units	2% General Partner Interest	Incentive Distribution Rights	Total	
Minimum Quarterly Distribution....	$0.40	$12,711,714	$—	$259,423	$ —	$ 259,423	$12,971,136
First Target Distribution....	above $0.40 up to $0.46	1,906,257	—	38,913	—	38,913	1,945,670
Second Target Distribution....	above $0.46 up to $0.50	1,271,171	—	29,910	194,414	224,324	1,495,476
Third Target Distribution	above $0.50 up to $0.60	3,177,928	—	84,745	974,565	1,059,309	4,237,238
Thereafter	above $0.60	1,588,964	—	63,559	1,525,406	1,588,964	3,177,928
		$20,656,535	$—	$476,549	$2,694,385	$3,170,934	$23,827,469

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner (as the holder of our incentive distribution rights), including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 35,924,491 common units outstanding, our general partner has maintained its 2% general partner interest and that the average distribution to each common unit would be $0.65. The number of common units issued as a result of the reset was calculated by dividing (x) $2,694,385 as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, or $0.65.

| | Quarterly Distribution Per Unit After Reset | Cash Distributions to Common Unitholders After Reset | Cash Distributions to General Partner After Reset | | | | Total Distributions |
			Common Units	2% General Partner Interest	Incentive Distribution Rights	Total	
Minimum Quarterly Distribution	$0.65	$20,656,535	$2,694,385	$476,549	$ —	$3,170,934	$23,827,469
First Target Distribution	above $0.65 up to $0.7475	—	—	—	—	—	—
Second Target Distribution	above $0.7475 up to $0.8125	—	—	—	—	—	—
Third Target Distribution	above $0.8125 up to $0.9750	—	—	—	—	—	—
Thereafter.	above $0.9750	—	—	—	—	—	—
		$20,656,535	$2,694,385	$476,549	$ —	$3,170,934	$23,827,469

Our general partner (as the holder of our incentive distribution rights) will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, *provided* that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Our partnership agreement requires that we pay distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 98% to our common unitholders and subordinated unitholders, pro rata, and 2% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

- *second*, to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

- *thereafter*, we will pay all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

SELECTED HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table shows selected historical condensed consolidated financial and operating data of our Predecessor, and selected unaudited pro forma condensed consolidated financial and operating data of Green Plains Partners LP for the periods and as of the dates indicated. The selected historical condensed consolidated financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited consolidated financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical interim condensed consolidated financial data of our Predecessor as of, and for the three months ended, March 31, 2015 and 2014, are derived from the unaudited interim condensed consolidated financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected unaudited pro forma condensed consolidated financial and operating data presented in the following table for the year ended December 31, 2014, and as of, and for the three months ended March 31, 2015, are derived from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet assumes the offering and the related transactions occurred as of March 31, 2015, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2014, and as of, and for the three months ended March 31, 2015, assume the offering and the related transactions occurred as of January 1, 2014.

The unaudited pro forma consolidated financial statements give effect to the following:

- our parent's contribution of our Predecessor and our other initial assets and operations;
- our issuance of 5,889,642 common units and 15,889,642 subordinated units to our parent;
- our issuance of 10,000,000 common units to the public in this offering, and application of the net proceeds as described in "Use of Proceeds;"
- our entry into a new $100 million revolving credit facility;
- our entry into a storage and throughput agreement and two transportation services agreements with Green Plains Trade and our assumption of our terminaling agreements and our leases for our railcars; and
- our entry into an omnibus agreement and an operational services and secondment agreement with our parent.

For the years ended December 31, 2014 and 2013, and for the three months ended March 31, 2015 and 2014, our assets were part of the integrated operations of our parent, and our Predecessor's affiliates generally recognized only the costs, but not the revenue, associated with certain of the services provided to our parent on an intercompany basis. The unaudited pro forma consolidated financial statements do not give effect to (i) an estimated $2.0 million of annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly-traded partnership or (ii) $0.4 million of annual incremental allocated general and administrative expenses and $2.9 million of annual incremental operations and maintenance expenses that we will incur under the omnibus agreement and the operational services and secondment agreement, respectively, that we will enter into with our parent as of the closing of this offering. For this reason, as well as the other factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results," our future results of operations will not be comparable to our Predecessor's historical results.

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly-comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure" below.

(in thousands, except per unit and operating data)	BlendStar LLC Historical				Partnership Pro Forma	
	Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2014	2013	2015	2014
	(unaudited)				(unaudited)	
Statements of Operations						
Revenues						
Affiliate revenues	$ 1,311	$ 807	$ 4,359	$ 3,853	$ 19,957	$ 78,798
Non-affiliate revenues	2,085	2,069	8,484	7,179	2,085	8,484
Total revenues	3,396	2,876	12,843	11,032	22,042	87,282
Operating expenses						
Operations and maintenance expenses	1,446	1,157	5,216	4,738	7,057	25,477
General and administrative expenses	196	265	1,403	1,296	196	1,403
Depreciation and amortization expense	557	656	2,568	2,731	1,335	5,596
Total operating expenses	2,199	2,078	9,187	8,765	8,588	32,476
Operating income	1,197	798	3,656	2,267	13,454	54,806
Other income (expense)						
Interest income	21	20	75	50	21	75
Interest expense	(20)	(28)	(138)	(768)	(195)	(840)
Total other income (expense)	1	(8)	(63)	(718)	(174)	(765)
Income before income taxes	1,198	790	3,593	1,549	13,280	54,041
Income tax expense	446	300	1,339	587	—	—
Net income	752	490	2,254	962	13,280	54,041
Net income attributable to noncontrolling interests	29	26	121	48	—	—
Net income attributable to the Partnership	$ 723	$ 464	$ 2,133	$ 914	$ 13,280	$ 54,041
General partner interest in net income					$ 266	$ 1,081
Common unitholders' interest in net income					$ 6,507	$ 26,480
Subordinated unitholders' interest in net income					$ 6,507	$ 26,480
Net income (loss) per common unit					$ 0.41	$ 1.67
Net income (loss) per subordinated unit					$ 0.41	$ 1.67
Balance Sheet Data (at period end)						
Property and equipment, net	$ 18,161		$18,568	$20,691	$ 39,380	$ 39,943
Total assets	43,704		45,980	44,350	70,723	73,651
Total liabilities	10,743		10,287	11,175	12,657	12,252
Total member's equity	32,961		35,693	33,175	58,066	61,399
Cash Flows Data						
Net cash provided by (used in)						
Operating activities	$ 1,301	$ 1,211	$ 4,284	$ 2,474		
Investing activities	(150)	(385)	(547)	818		
Financing activities	(3,484)	224	264	(1,941)		
Other Financial Data						
Adjusted EBITDA	$ 1,775	$ 1,474	$ 6,299	$ 5,048	$ 14,810	$ 60,477
Operating Data						
Product throughput (mmg)						
Ethanol	78.2	73.0	326.6	287.6	310.7	1,292.7
Other fuels	7.7	6.1	28.7	20.7	7.7	28.7
Other products	1.7	1.4	7.5	5.5	1.7	7.5
Total	87.6	80.5	362.8	313.8	320.1	1,328.9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition for Green Plains Partners LP in conjunction with the historical consolidated financial statements for BlendStar LLC and its subsidiaries, our predecessor for accounting purposes, or our Predecessor, and the unaudited pro forma consolidated financial statements for Green Plains Partners LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the following information.

In this section, references to (i) "we," "our," "us" or like terms when used in the historical sense, refer to our Predecessor and, when used in the present tense or future tense, these terms refer to Green Plains Partners LP and its subsidiaries, (ii) "our parent" refers to Green Plains Inc. or, as the context may require, Green Plains Inc. and its subsidiaries, other than us, our subsidiaries and our general partner, and (iii) "Green Plains Trade" refers to Green Plains Trade Group LLC, a wholly-owned subsidiary of our parent.

Overview

We are a fee-based Delaware limited partnership recently formed by our parent to provide ethanol and fuel storage, terminal and transportation services by owning, operating, developing and acquiring ethanol and fuel storage tanks, terminals, transportation assets and other related assets and businesses. Upon the consummation of this offering, we will own (i) 27 ethanol storage facilities located at or near our parent's twelve ethanol production plants that have the ability to efficiently and effectively store and load railcars and tanker trucks with all of the ethanol produced at our parent's ethanol production plants, (ii) eight fuel terminal facilities that are located near major rail lines and enable us to receive, store and deliver fuels from and to markets that otherwise lack efficient access to renewable fuels, and (iii) certain transportation assets, including a leased railcar fleet of 2,210 railcars with an aggregate capacity of 66.3 mmg as of March 31, 2015 that is committed to transport ethanol from our parent's ethanol production plants to refineries throughout the United States and international export terminals. In addition, our parent will own a 67.2% limited partner interest in us (assuming the underwriters' option to purchase additional common units from us is not exercised), all of our incentive distribution rights and our general partner. We will generate a substantial portion of our revenues under fee-based commercial agreements with Green Plains Trade for receiving, storing, transferring and transporting ethanol and other fuels. We do not take ownership of, or receive any payments based on the value of, the ethanol or other fuels we handle; as a result, we will not have any direct exposure to fluctuations in commodity prices.

Because our operations will not commence until the closing of this offering when our parent contributes certain assets to us and we will be capitalized on a nominal basis prior to such time, we have not included any historical financial results in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

How We Generate Revenue

A substantial portion of our revenues and cash flows will initially be derived from commercial agreements with Green Plains Trade. At the closing of this offering, we will (1) enter into (i) a ten-year fee-based storage and throughput agreement, (ii) a six-year fee-based rail transportation services agreement, and (iii) a one-year fee-based trucking transportation agreement, and (2) assume (i) an approximately 2.5-year terminaling agreement for our Birmingham, Alabama-unit train terminal, our Birmingham terminaling agreement and (ii) various other terminaling agreements for our other fuel terminal facilities, each with Green Plains Trade. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our rail transportation services agreement will be supported by minimum take-or-pay capacity commitments. Green Plains Trade is required to pay us fees for these minimum commitments regardless of the actual throughput or volume, capacity used or the amount of

General and Administrative Expenses

Our Predecessor's general and administrative expenses included direct monthly charges for the management and operation of our assets and certain expenses allocated by our parent for general corporate services, such as treasury, accounting, human resources and legal services. These expenses were charged or allocated to our Predecessor based on the nature of the expenses and our Predecessor's proportionate share of employee time or capital expenditures and operating expense. Following the closing of this offering, our parent will charge us fees under our omnibus agreement for certain general and administrative services, such as treasury, accounting and legal services, that our parent will continue to provide to us. These fees will be based on an allocation of the costs associated with providing these services to us. For more information about our reimbursement of our parent and the fees and the services covered by it, please read "Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions." We also expect to incur an additional $2.0 million of incremental annual general and administrative expenses as a result of being a separate publicly-traded partnership that are not reflected in our Predecessor's historical audited consolidated or unaudited consolidated financial statements.

Financing

There are differences in the way we will finance our operations as compared to the way our Predecessor historically financed its operations. Historically, our Predecessor's operations were financed as part of our parent's integrated operations and our parent did not charge our Predecessor for financing its operations. Additionally, our Predecessor largely relied on internally-generated cash flows and capital contributions from our parent to satisfy its capital expenditure requirements. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $0.40 per unit per quarter ($1.60 per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute to our unitholders and our general partner most of the cash generated by our operations. As a result, we expect to fund future capital expenditures and acquisitions primarily from external sources, including borrowings under our new revolving credit facility, under which we expect that no amounts will be drawn at the closing of the offering, and future issuances of equity and debt securities.

Factors That May Influence Future Results of Operations

Supply and Demand for Ethanol and Other Fuels

The volume of ethanol and other fuels that we handle at our facilities and the amount of available volumetric capacity that we provide or for which we perform railcar-specific transportation services ultimately depends on ethanol production and other fuel blending margins. Ethanol production and other fuels blending margins are dependent mostly upon the price of ethanol's and other fuel's feedstocks, respectively, and, in turn, the price of ethanol and fuels. These prices are affected by numerous factors beyond our control, including the global supply and demand for ethanol and other fuels. The supply of ethanol will depend on numerous factors, including feedstock pricing, mandated use of renewable fuels, improvements in technology, emission reduction standards and other environmental regulation and other factors.

The United States is the world's largest producer and consumer of fuel ethanol. According to the United States Department of Agriculture's Foreign Agriculture Service, collectively, the United States and Brazil account for over 80% of all fuel ethanol production and fuel ethanol consumption (based on latest publicly-available data). Rather than producing ethanol using corn as its primary feedstock, Brazil's ethanol production is sugarcane-based.

Led by the United States, global ethanol production has grown significantly over recent years, as approximately 30 countries either mandate or incentivize ethanol and bio-diesel blending for motor fuels. Annual reported global production has increased from approximately 5.0 billion gallons in 2001 to approximately 24.6 billion gallons in 2014, according to the U.S. Energy Information Administration, or EIA, and the revolving credit facility and issuances of debt and equity securities. We expect that these sources of funds will be adequate to provide for both our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as to make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness.

Distributions to Unitholders

We intend to pay a minimum quarterly distribution of $0.40 per unit per quarter, which equates to $13.0 million per quarter, or $51.9 million per year, based on the number of common and subordinated units to be outstanding immediately after closing of this offering. However, we do not have a legal or contractual obligation to pay this distribution. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

Credit Facility

At the closing of this offering, we expect to enter into an agreement for a 5-year, $100 million revolving credit facility. The new revolving credit facility will be available to fund working capital, acquisitions, distributions and capital expenditures and for other general partnership purposes. The lenders will not be obligated to make loans under the credit agreement until the date on which certain conditions listed in the agreement have been met or waived, including the closing of this offering.

The new revolving credit facility will allow us to request that the maximum amount of the new revolving credit facility be increased by up to an aggregate of $50.0 million without the consent of the lenders. We expect the new revolving credit facility will be available for revolving loans, including a sublimit of $15.0 million for swing line loans and a sublimit of $15.0 million for letters of credit. Our obligations under the new revolving credit facility will be secured by a first priority lien on (i) the capital stock of our present and future subsidiaries, (ii) all of our present and future personal property, including, but not limited to, investment property, general intangibles and contract rights, including rights under any agreements with Green Plains Trade, and (iii) all proceeds and products of the equity interests of our present and future subsidiaries and our personal property. We and each of our existing subsidiaries and future domestic subsidiaries will also guarantee the new revolving credit facility.

We expect that loans under the new revolving credit facility will bear interest at a floating rate based upon our maximum consolidated net leverage ratio equal to, at our option, either (a) a base rate plus a range from 75 to 175 basis points per annum or (b) a LIBOR rate, plus a range of 175 to 275 basis points. The base rate is established as the highest of (i) the rate which Bank of America, N.A. announces, from time to time, as its prime lending rate, (ii) daily one-month LIBOR plus 100 basis points per annum and (iii) the federal funds rate plus 50 basis points per annum. The unused portion of the new revolving credit facility will be subject to a commitment fee calculated based upon maximum consolidated net leverage ratio ranging from 30 to 50 basis points per annum. Upon any event of default, the interest rate shall, automatically upon the occurrence and during the continuance of any payment event of and otherwise upon the request of the lenders holding a majority of the commitments, be increased by 2.0% on overdue amounts per annum for the period during which the event of default exists.

We expect that the new revolving credit facility will contain certain customary representations and warranties, affirmative covenants, negative covenants and events of default. We expect the negative covenants to include restrictions on our ability to incur additional indebtedness, acquire and sell assets, create liens, make investments, make distributions, and material amendments to our commercial agreements with Green Plains Trade.

We benefit significantly from our relationship with our parent. We were formed by our parent to be its primary downstream logistics service provider to support its ethanol marketing and distribution business. Our parent operated at approximately 95.6% and 92.4% of its daily average production capacity for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. We plan to capitalize on our parent's production capability because our assets are the principal method of storing and delivering the ethanol our parent produces to its customers. Our commercial agreements with Green Plains Trade will account for a substantial portion of our revenues and Green Plains Trade will be our primary customer. From January 1, 2009 to March 31, 2015, our parent's quarterly ethanol production increased 217.6%, from 73.2 mmg to 232.5 mmg primarily from third-party acquisitions. Over the same period, our parent's ethanol production averaged 96.3%, and never fell below 86.2%, of its daily average production capacity. Our parent's quarterly actual production, daily average production capacity and utilization are highlighted by the chart below:

Our Parent's Quarterly Actual Production, Daily Average Production Capacity and % Utilization


mmg
% utilization
300
250
200
150
100
50
0
120%
100%
80%
60%
40%
20%
0%
Q1-09
Q2-09
Q3-09
Q4-09
Q1-10
Q2-10
Q3-10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Q1-12
Q2-12
Q3-12
Q4-12
Q1-13
Q2-13
Q3-13
Q4-13
Q1-14
Q2-14
Q3-14
Q4-14
Q1-15
Actual Production
Daily Average Production Capacity
% Utilization

Following the completion of this offering, our parent will retain a majority ownership interest in us through its sole ownership of our general partner, a 67.2% limited partner interest in us and all of our incentive distribution rights. In addition, we will enter into an omnibus agreement at the closing of this offering under which we will be granted a right of first offer, for a period of five years, on any (1) ethanol storage assets that our parent may acquire or construct in the future, (2) fuel terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets. The consummation and timing of any acquisition of assets owned by our parent will depend upon, among other things, (1) our parent's willingness to offer such asset for sale and its ability to obtain any necessary consents, (2) our determination that such asset is suitable for our business at that particular time, and (3) our ability to agree on a mutually acceptable price, negotiate definitive transaction documents and obtain financing. While our parent is not obligated to sell us any assets or promote and support the successful execution of our growth plan and strategy, we believe that our parent will be incentivized to serve as a critical source of our growth, and will provide us with various growth opportunities in the future.

Competitive Strengths

We believe that the following competitive strengths position us to successfully execute our business strategies:

- *Long-Term Fee-Based Contracts with Minimum Volume or Capacity Commitments.* A substantial portion of our revenues and cash flows will initially be derived from our commercial agreements with Green Plains Trade, including our (1) ten-year fee-based storage and throughput agreement, (2) six-year fee-based rail transportation services agreement, (3) Birmingham terminaling agreement and (4) various other transportation and terminaling agreements. Our storage and throughput agreement and certain of our terminaling agreements, including the Birmingham terminaling agreement, will be supported by minimum volume commitments, and our rail transportation services agreement will be supported by minimum take-or-pay capacity commitments.

- *Advantageous Relationship with Our Parent.* We expect to be our parent's primary downstream logistics service provider to support our parent's approximately 1.2 bgy ethanol marketing and distribution business. Our parent has stated that it intends to expand its existing ethanol production plants, continue to pursue potential accretive acquisitions of additional ethanol production plants and further develop its downstream ethanol distribution services. We believe that our parent, as owner of a 67.2% limited partner interest in us, all of our incentive distribution rights and our general partner, is motivated to promote and support the successful execution of our principal business objectives and to pursue projects that directly or indirectly enhance the value of our services business and assets. We expect this may be accomplished through the following means:

  - *Organic Growth.* Certain expansion projects that may be implemented by our parent at its ethanol production plants would enable us to utilize the strategic location and capacity of our assets and would increase annual throughput at our facilities. For example, our parent has announced that it is expanding production at its ethanol production plants by approximately 100 mmgy and will explore certain other expansion projects at its ethanol production plants in the future. We expect that our capital expenditures associated with such potential expansion projects will be minimal since our ethanol storage facilities have available capacity to accommodate growth in our parent's throughput.

  - *Accretive Acquisitions.* We believe the U.S. ethanol production industry is poised for further consolidation and that our parent has the proven ability to identify, acquire and integrate accretive production assets. We intend to pursue strategic acquisitions independently and jointly with our parent to complement and grow our business. In addition, under our omnibus agreement, we will be granted a five-year right of first offer on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets.

  - *Development of Downstream Distribution Services.* We believe our parent will continue to use its logistical capabilities and expertise to develop its downstream ethanol distribution services. For example, we believe our parent will explore opportunities with third-party ethanol producers that would develop additional opportunities for downstream ethanol distribution services. We believe we will benefit from our parent's marketing and distribution strategy due to the strategic location of our ethanol storage facilities and fuel terminal facilities.

- *Favorable Industry Fundamentals and Growing Demand for Ethanol.* Led by the United States, global ethanol production has grown significantly over recent years, as approximately 30 countries either mandate or incentivize ethanol and bio-diesel blending for motor fuels. Annual reported global production has increased from approximately 5.0 billion gallons in 2001 to approximately 24.6 billion gallons in 2014, according to the EIA and RFA. From 2001 to 2014, U.S. ethanol industry production grew from 1.8 billion gallons to 14.3 billion gallons, and today ethanol comprises approximately 10% of the U.S. gasoline market, according to the EIA. Furthermore, according to the EIA and RFA, the United accommodate growth in our parent's throughput. In addition, we expect to collaborate with our parent and other potential third-party customers to identify other growth opportunities to construct assets and build businesses that will enable them to pursue their business strategies while providing us with stable cash flows through fee-based service agreements.

- ***Pursue Accretive Acquisitions***. We intend to pursue strategic, accretive acquisitions of complementary assets from our parent and third parties. Under our omnibus agreement, we will be granted a five-year right of first offer on any (1) ethanol storage or terminal assets that our parent may acquire or construct in the future, (2) fuel storage or terminal facilities that our parent may acquire or construct in the future, and (3) ethanol and fuel transportation assets that our parent currently owns or may acquire in the future, if our parent decides to sell any such assets. In addition, we intend to continually monitor the marketplace, individually and in conjunction with our parent, to identify and pursue asset acquisitions from third parties that complement or diversify our existing operations. We expect to pursue both ethanol and other fuel storage and terminal assets, initially focusing on assets in close geographic proximity to our existing asset base.

- ***Conduct Safe, Reliable and Efficient Operations***. We are committed to maintaining the safety, reliability, environmental compliance and efficiency of our operations. All of our assets are staffed by experienced industry personnel. We, along with our parent, will also continue to focus on incremental operational improvements to enhance overall production results. We will seek to improve our operating performance through commitment to our preventive maintenance program along with employee training, safety and development programs. We believe these objectives are integral to maintaining stable cash flows and critical to the success of our business.

- ***Maintain Financial Strength and Flexibility***. We intend to maintain financial strength and flexibility, which should enable us to pursue acquisitions and new growth opportunities as they arise. We expect to have $105.0 million of liquidity in the form of $5.0 million of cash on hand and $100 million of undrawn borrowing capacity under our new revolving credit facility at the closing of this offering. We believe that our borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the financial flexibility necessary to achieve our organic and accretive acquisition growth strategies.

affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the plan. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient's continued service during the vesting period, as well as to align recipients' long-term interests with those of our unitholders. The plan will be administered by the board of directors of our general partner or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description summarizes the terms of the LTIP, but this summary does not purport to be a complete description of all of the provisions of the LTIP. This summary is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement.

General. The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees and any other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 2,500,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change in control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights. The plan administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights. The LTIP also permits the grant of options and appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director, director nominee and named executive officer of our general partner, and by all directors, director nominees and executive officers of our general partner as a group and assumes the underwriters' option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of 15,889,642 common units and 15,889,642 subordinated units outstanding immediately following this offering.

The following table does not include any common units that directors, director nominees and executive officers of our general partner may purchase in this offering through the directed unit program described under "Underwriting—Directed Unit Program."

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated units to be Beneficially Owned	Percentage of Total Common Units and Subordinated Units to be Beneficially Owned
		%		%	%
Green Plains Inc.(2)	5,889,642	37.1	15,889,642	100.0	68.5
Todd A. Becker	—	—	—	—	—
Jerry L. Peters	—	—	—	—	—
Jeffrey S. Briggs	—	—	—	—	—
George P. (Patrich) Simpkins	—	—	—	—	—
Carl S. (Steve) Bleyl	—	—	—	—	—
Mark A. Hudak	—	—	—	—	—
Paul E. Kolomaya	—	—	—	—	—
Michelle S. Mapes	—	—	—	—	—
Michael C. Orgas	—	—	—	—	—
Patrick C. Eilers	—	—	—	—	—
All Directors, Director Nominees and Executive Officers as a group (10 persons)	—	—	—	—	—

(1) The address for all beneficial owners in this table is 450 Regency Parkway, Suite 400, Omaha, NE 68114.
(2) Our parent is publicly traded and is managed by a nine-person board of directors consisting of Jim Anderson, Todd A. Becker, James F. Crowley, S. Eugene Edwards, Gordon F. Glade, Wayne B. Hoovestol, Thomas L. Manuel, Brian D. Peterson and Alain Treuer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, our parent will own 5,889,642 common units and 15,889,642 subordinated units, representing a 67.2% limited partner interest in us. If the underwriters' option to purchase additional common units is exercised in full, our parent will own 4,389,642 common units and 15,889,642 subordinated units, representing a 62.5% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Green Plains Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation/Offering Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution of the assets and liabilities to us . . . .

- 5,889,642 common units (or 4,389,642 common units if the underwriters exercise in full their option to purchase additional common units);
- 15,889,642 subordinated units;
- a 2% general partner interest in us;
- a distribution of approximately $181.0 million from the net proceeds of this offering (or $209.0 million if the underwriters exercise in full their option to purchase additional common units); and
- the incentive distribution rights.

Operational Stage

Distributions of available cash to our general partner and its affiliates . . . . . .

We will generally make cash distributions to the unitholders, pro rata, including our parent, as holder of an aggregate of 5,889,642 common units and 15,889,642 subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% (in addition to distributions paid on its 2% general partner interest) of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $1.0 million on the 2% general partner interest and $34.8 million on their common units and subordinated units (or $32.4 million if the underwriters exercise in full their option to purchase additional common units from us).

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as the amount and timing of:

- asset purchases and sales;

- cash expenditures;

- borrowings and repayments of indebtedness;

- the issuance of additional partnership interests; and

- the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $40.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units, general partner interest and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates, including our parent, to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make such distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating companies.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates, including our parent, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our operational services and secondment agreement and omnibus agreement will also each address our payment of monthly amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read "Certain Relationships and Related Party Transactions."

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a "unit majority" require:

- during the subordination period, the approval of a majority of the outstanding common units, excluding those common units whose vote is controlled by our general partner or its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

- after the subordination period, the approval of a majority of the outstanding common units.

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to our parent or to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Issuance of additional partnership interests	No approval rights.
Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets . . .	Unit majority. Please read "—Amendment of Our Partnership Agreement—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership.	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2025, in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of the general partner	Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units. Please read "—Withdrawal or Removal of Our General Partner."

Transfer of the general partner interest . .	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2025. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	No approval right. Please read "—Transfer of Incentive Distribution Rights."
Reset of incentive distribution levels. . . .	No approval right.
Transfer of ownership interests in our general partner	No approval right. Please read "—Transfer of Ownership Interests in Our General Partner."

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

- to remove or replace our general partner;

- to approve some amendments to our partnership agreement; or

- to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not pay a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would, among other actions:

- enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, excluding common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program, our general partner and its affiliates will own 68.5% of our total outstanding common units and subordinated units on an aggregate basis (or 63.8% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

- an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2025, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2025, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. At the closing of this offering, excluding common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program, our general partner and its affiliates will own 68.5% of our total outstanding common units and subordinated units on an aggregate basis (or 63.8% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where "Cause," as such term is defined in our partnership agreement, does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

- the subordination period will end, and all outstanding subordinated units will immediately and automatically convert into common units on a one-for-one basis;

- any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

- our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

In the event of removal of our general partner under circumstances where Cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase general partner interest and the incentive distribution rights of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to June 30, 2025, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates, including our parent, may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, our parent and its affiliates may sell or transfer all or part of their membership interest in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Green Plains Holdings LLC as our general partner or otherwise change our

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and the consummation of the related formation transactions and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of 5,889,642 common units and 15,889,642 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by directors, director nominees and executive officers of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors, director nominees and executive officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the common units outstanding, which will equal approximately 158,896 units immediately after this offering; or

- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise:

- common units owned by our general partner and its affiliates; and

- any units acquired by our general partner or any of its affiliates, including the directors, director nominees and executive officers of our general partner under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Securities."

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly-traded partnership technical termination relief program whereby, if a publicly-traded partnership that technically terminated requests publicly-traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

UNDERWRITING

Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives of the underwriters and the book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has agreed, severally and not jointly, to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Total	10,000,000

The underwriting agreement provides that the underwriters' obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us to the underwriters are true;

- the absence of any material adverse change in our business or the financial markets; and

- our delivery of customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per Common Unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.500% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and XMS Capital Partners, LLC for the evaluation, analysis and structuring of our partnership.

Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $3,100,000 (excluding underwriting discounts and commissions and the structuring fee).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,500,000 common units from us at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than 1,500,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, Green Plains Inc., our general partner, and the directors, director nominees and executive officers of our general partner have agreed that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

- the history and prospects for the industry in which we compete;

- our financial information;

- the abilities of our management and our business potential and earning prospects;

- the prevailing securities markets at the time of this offering; and

- the recent market prices of, and the demand for, publicly-traded common units of generally comparable companies.

GREEN PLAINS PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

MARCH 31, 2015
(in thousands)

	Predecessor Historical	Contribution of Assets by Green Plains Inc.(a)	Pro Forma Adjustments		Partnership Pro Forma	
ASSETS						
Current assets						
Cash and cash equivalents.....................	$ 3,372	$ —	$200,000	(b)	$ 5,000	
			(16,381)	(c)		
			(1,000)	(d)		
			(180,991)	(e)		
Accounts receivable, net.......................	776	—	—		776	
Accounts receivable from affiliates.............	517	1,181	—		1,698	
Prepaid expenses and other....................	365	1,974	—		2,339	
Deferred income taxes........................	68	—	(68)	(g)	—	
Total current assets	5,098	3,155	1,560		9,813	
Property and equipment, net....................	18,161	21,219	—		39,380	
Goodwill....................................	10,598	—	—		10,598	
Note receivable	8,100	—	—		8,100	
Deferred financing costs and other assets..........	276	1,556	1,000	(d)	2,832	
Deferred income taxes	1,471	—	(1,471)	(g)	—	
Total assets	$43,704	$25,930	$ 1,089		$70,723	

LIABILITIES AND MEMBERS' EQUITY

Current liabilities						
Accounts payable	$ 292	$ —	$ —		$ 292	
Accounts payable to affiliates	1,266	—	—		1,266	
Accrued and other liabilities....................	399	231	—		630	
Total current liabilities	1,957	231	—		2,188	
Long-term debt	8,100	—	—		8,100	
Deferred lease liability.........................	336	—	—		336	
Asset retirement obligations	350	1,181	—		1,531	
Other liabilities	—	502	—		502	
Total liabilities	10,743	1,914			12,657	
Members' equity						
Noncontrolling interests	228	(228)	—		—	
Parent company net investment	32,733	24,244	(180,991)	(e)	—	
			124,014	(f)		
Held by public						
Common units................................	—	—	200,000	(b)	183,619	
			(16,381)	(c)		
Held by parent						
Common units................................	—	—	(32,971)	(f)	(32,971)	
Subordinated units	—	—	(88,951)	(f)	(88,951)	
General partner interest........................	—	—	(3,631)	(f)	(3,631)	
Total members' equity	32,961	24,016	1,089		58,066	
Total liabilities and members' equity.........	$43,704	$25,930	$ 1,089		$70,723	

See accompanying notes to unaudited pro forma consolidated financial statements.

GREEN PLAINS PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014
(in thousands)

	Predecessor Historical	Contribution of Assets by Green Plains Inc.(a)	Pro Forma Adjustments	Partnership Pro Forma
Revenues				
Affiliate revenues	$ 4,359	$74,439	$ —	$ 78,798
Non-affiliate revenues	8,484	—	—	8,484
Total revenues	12,843	74,439	—	87,282
Operating expenses				
Operations and maintenance	5,216	20,261	—	25,477
General and administrative	1,403	—	—	1,403
Depreciation and amortization	2,568	3,028	—	5,596
Total operating expenses	9,187	23,289	—	32,476
Operating income	3,656	51,150	—	54,806
Other income (expense)				
Interest income	75	—	—	75
Interest expense	(138)	(702)	—	(840)
Total other income (expense)	(63)	(702)	—	(765)
Income before income taxes	3,593	50,448	—	54,041
Income tax expense	1,339	—	(1,339)(g)	—
Net income	2,254	50,448	1,339	54,041
Net income attributable to noncontrolling interests	121	(121)	—	—
Net income attributable to the Partnership	$ 2,133	$50,569	$ 1,339	$ 54,041
Net income per limited partner unit (basic and diluted):				
Common units				$ 1.67
Subordinated units				$ 1.67
Weighted average number of limited partner units outstanding (basic and diluted):				
Common units			(h)	15,889,642
Subordinated units			(h)	15,889,642

See accompanying notes to unaudited pro forma consolidated financial statements.

GREEN PLAINS PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2015
(in thousands)

	Predecessor Historical	Contribution of Assets by Green Plains Inc.(a)	Pro Forma Adjustments	Partnership Pro Forma
Revenues				
Affiliate revenues	$ 1,311	$ 18,646	$ —	$ 19,957
Non-affiliate revenues	2,085	—	—	2,085
Total revenues	3,396	18,646	—	22,042
Operating expenses				
Operations and maintenance	1,446	5,611	—	7,057
General and administrative	196	—	—	196
Depreciation and amortization	557	778	—	1,335
Total operating expenses	2,199	6,389	—	8,588
Operating income	1,197	12,257	—	13,454
Other income (expense)				
Interest income	21	—	—	21
Interest expense	(20)	(175)	—	(195)
Total other income (expense)	1	(175)	—	(174)
Income before income taxes	1,198	12,082	—	13,280
Income tax expense	446	—	(446) (g)	—
Net income	752	12,082	446	13,280
Net income attributable to noncontrolling interests	29	(29)	—	—
Net income attributable to the Partnership	723	12,111	446	13,280
Net income per limited partner unit (basic and diluted):				
Common units				$ 0.41
Subordinated units				$ 0.41
Weighted average number of limited partner units outstanding (basic and diluted):				
Common units			(h)	15,889,642
Subordinated units			(h)	15,889,642

See accompanying notes to unaudited pro forma consolidated financial statements.

GREEN PLAINS PARTNERS LP

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation, the Offering and Other Transactions

The historical basis of the assets and liabilities to be contributed to the Partnership has been derived from the consolidated balance sheet of our Predecessor. The pro forma adjustments to prepare our unaudited pro forma consolidated financial statements have been prepared as if the transactions to be effected at the closing of this offering had taken place as of March 31, 2015, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2014, in the case of the unaudited pro forma consolidated statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015. The pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of our Predecessor on the dates indicated, or the results that will be obtained in the future.

The unaudited pro forma consolidated financial statements gives pro forma effect to:

- our parent's contribution of our Predecessor and our other initial assets and operations;

- our issuance of 5,889,642 common units and 15,889,642 subordinated units to our parent;

- our issuance of 10,000,000 common units to the public in this offering, and the application of the net proceeds as described in "Use of Proceeds";

- our entry into a new $100 million revolving credit facility;

- our entry into a storage and throughput agreement and two transportation services agreements with Green Plains Trade and assumption of our terminaling agreements and our leases for our railcars; and

- our entry into an omnibus agreement and an operational services and secondment agreement with our parent.

The pro forma adjustments included herein assume no exercise of the underwriters' option to purchase additional common units. The proceeds from any exercise of the underwriters' option to purchase additional common units will be used to redeem from our parent a number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in the offering before expenses but after deducting underwriting discounts.

Note 2. Pro Forma Adjustments and Assumptions

(a) Reflects the contribution of our parent's remaining interests in our Predecessor and certain ethanol and fuel storage tanks, transportation assets and other related assets and businesses.

(b) Reflects the assumed gross offering proceeds to the Partnership of $200.0 million from the issuance and sale of 10,000,000 common units at the initial public offering price of $20.00 per common unit.

(c) Reflects the payment of estimated underwriter discounts totaling $13.3 million and $3.1 million for estimated expenses associated with the offering relating to legal and consulting services, audit expenses, printing charges, filing fees and other costs. These fees and expenses will be allocated to the public common units.

(d) Reflects payment of $1.0 million in deferred financing fees related to the new revolving credit facility.

(e) Reflects the distribution to our parent of $181.0 million in proceeds from the public offering of common units.

(f)   Represents the conversion of our parent's net investment (after distribution to our parent from offering proceeds) to the:

    (i)   5,889,642 common units held by parent;

    (ii)   15.889,642 subordinated units held by parent; and

    (iii) two percent general partner interest (including incentive distribution rights) held by parent.

The parent company net investment is computed as follows:

Initial equity of our Predecessor	$ 32,733
Noncontrolling interest in our Predecessor	228
Net assets contributed by our Parent	24,016
Distribution to our parent from offering proceeds	(180,991)
Parent company net investment	$(124,014)

(g)   Reflects the elimination of the impact of federal and state taxes as the Partnership is a non-taxable entity.

(h)   Includes 10,000,000 common units held by public shareholders and 5,889,642 common units held by our parent. Subordinated units are all held by our parent.

"***Final Subordinated Units***" has the meaning given such term in Section 6.1(d)(x)(A).

"***First Liquidation Target Amount***" has the meaning given such term in Section 6.1(c)(i)(D).

"***First Target Distribution***" means $0.46 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2015, it means the product of $0.46 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"***Fully Diluted Weighted Average Basis***" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period plus (b) all Partnership Interests and Derivative Instruments (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however,* that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided further,* that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

"***General Partner***" means Green Plains Holdings LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"***General Partner Interest***" means the equity interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. For purposes of determining the Percentage Interest attributable to the General Partner at any point in time, the General Partner Interest shall be deemed to be represented by a specific number of hypothetical limited partner units, and the Percentage Interest attributable to the General Partner Interest shall equal the ratio of the number of such hypothetical limited partner units to the sum of the total number of Units and the number of hypothetical limited partner units. After giving effect to the Initial Public Offering, including any exercise of the Over-Allotment Option and the Deferred Issuance, the Percentage Interest attributable to the General Partner Interest shall be 2%, which for the purposes of this definition equates to 648,557 hypothetical limited partner units. In connection with the issuance of additional Limited Partner Interests by the Partnership as described in Section 5.2(b), (i) if the General Partner makes additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall be increased as necessary to maintain the Percentage Interest attributable to the General Partner Interest at the level it was immediately prior to such issuance and (ii) if the General Partner does not make additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall stay the same, which shall result in a reduction of the Percentage Interest attributable to the General Partner Interest.

"**IPO Prospectus**" means the final prospectus relating to the Initial Public Offering dated [   ], 2015 and filed by the Partnership with the Commission pursuant to Rule 424 of the Securities Act on [   ], 2015.

"**IPO Registration Statement**" means the Registration Statement on Form S-1 (File No. 333-204279), as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Public Offering.

"**IPO Underwriter**" means each Person named as an underwriter in Schedule I to the IPO Underwriting Agreement who purchases Common Units pursuant thereto.

"**IPO Underwriting Agreement**" means that certain Underwriting Agreement dated as of [   ], 2015 by and among the IPO Underwriters, the Partnership, the General Partner and [   ] providing for the purchase of Common Units by the IPO Underwriters.

"**Liability**" means any liability or obligation of any nature, whether accrued, contingent or otherwise.

"**Limited Partner**" means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person's capacity as a limited partner of the Partnership.

"**Limited Partner Interest**" means an equity interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof (but excluding Derivative Instruments), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner pursuant to the terms and provisions of this Agreement.

"**Liquidation Date**" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (d) of the third sentence of Section 12.1, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

"**Liquidation Gain**" has the meaning set forth in the definition of Net Termination Gain.

"**Liquidation Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Liquidator**" means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

"**Maintenance Capital Expenditure**" means cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) by a Group Member made to maintain, over the long term, the operating capacity, operating income or revenue of the Partnership Group. For purposes of this definition, "long term" generally refers to a period of time greater than twelve months. Where capital expenditures are made in part for Maintenance Capital Expenditures and in part for Expansion Capital Expenditures, the General Partner shall determine the allocation of the amounts paid for each.

"**Merger Agreement**" has the meaning given such term in Section 14.1.

"**Minimum Quarterly Distribution**" means $0.40 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 2015, it means the product of $0.40 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

(d)(i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

"*Operating Surplus*" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $40.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures, and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

"*Operational Services and Secondment Agreement*" means that certain Operational Services and Secondment Agreement, dated as of [   ], 2015, by and among Green Plains and the General Partner, as such agreement may be amended, supplemented or restated from time to time.

"*Opinion of Counsel*" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner or to such other person selecting such counsel or obtaining such opinion.

"*Option Closing Date*" means the date or dates on which any Common Units are sold by the Partnership to the IPO Underwriters upon exercise of the Over-Allotment Option.

"*Organizational Limited Partner*" means Green Plains in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

"*Outstanding*" means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership Register as of the date of determination; *provided, however,* that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class, all Partnership Interests owned by or for the benefit of such Person or Group shall not be entitled to be voted on any matter and shall not be considered to

"***Second Liquidation Target Amount***" has the meaning given such term in Section 6.1(c)(i)(E).

"***Second Target Distribution***" means $0.50 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2015 it means the product of $0.50, multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"***Securities Act***" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"***Selling Holder***" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.

"***Share of Additional Book Basis Derivative Items***" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, (b) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustment as of that time, and (c) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"***Special Approval***" means approval by a majority of the members of the Conflicts Committee acting in good faith.

"***Subordinated Unit***" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"***Subordination Period***" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2018, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages;

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending June 30, 2016, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages; or

(c) the date on which the General Partner is removed in a manner described in Section 11.4.

"**Subsidiary**" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person, one or more Subsidiaries of such Person or a combination thereof, controls such partnership on the date of determination; or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"**Supplemental Terms Annex**" has the meaning assigned to such term in Section 5.6(b).

"**Surviving Business Entity**" has the meaning given such term in Section 14.2(b).

"**Target Distributions**" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"**Third Target Distribution**" means $0.60 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2015, it means the product of $0.60 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"**Trading Day**" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted for trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

"**Transaction Documents**" has the meaning given such term in Section 7.1(b).

"**transfer**" has the meaning given such term in Section 4.4(a).

"**Transfer Agent**" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); *provided, however,* that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to the Partners (including all Partners who acquire Units pursuant to the Contribution Agreement) as of the closing of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the last Business Day of the next succeeding month; and *provided*, *further*, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 *Requirement and Characterization of Distributions; Distributions to Record Holders.*

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 2015, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for the first distribution of Available Cash shall not be prior to the final closing or the expiration of the Over-Allotment Option or the Deferred Issuance, as applicable. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "***Capital Surplus***." Distributions and redemption payments, if any, by the Partnership shall be subject to the Delaware Act, notwithstanding any other provision of this Agreement.

(b) Notwithstanding Section 6.3(a) (but subject to the last sentence of Section 6.3(a)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.